1E
12-31-04

RECD S.E.C.
APR 07 2004
1086

04025456


Cialis
20 mg
Rx only

ICOS CORPORATION 2003 ANNUAL REVIEW

PROCESSED
APR 08 2004
THOMSON
FINANCIAL



ICOS Corporation is a biotechnology company dedicated to bringing innovative therapeutics to patients. Headquartered in Bothell, Washington, ICOS is marketing its first product, Cialis® (tadalafil), together with its 50/50 joint venture partner Eli Lilly and Company, for the treatment of erectile dysfunction. ICOS has expertise in both protein-based and small molecule therapeutics. ICOS combines its capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and gene expression profiling to develop treatments for serious unmet conditions such as chronic obstructive pulmonary disease, cancer and inflammatory diseases.



TO OUR STOCKHOLDERS

The year 2003 was one of significant progress at ICOS. Through Lilly ICOS LLC, we worked diligently to bring Cialis® (tadalafil) to market throughout North America and Europe for the treatment of erectile dysfunction (ED). Those efforts culminated in the approval of Cialis by the U.S. Food and Drug Administration, with important competitive labeling claims, in late November. Within two weeks of approval, pharmacies across the country had Cialis in stock and were able to fill prescriptions. Cialis is now available around the world and approximately two million patients have been treated. In addition to launching our first product, we advanced our R&D pipeline and strengthened our balance sheet.

Cialis is an important new treatment option for many of the estimated 152 million men around the world with ED. In its first year on the market in Europe, Cialis has garnered a significant portion of the market for oral ED treatments. By December, Cialis had captured between 18% and 33% market share in the top five European markets. We believe this is due in large part to the appeal of Cialis' unique attributes. In particular, Cialis has been shown to improve erectile function, compared to placebo, for up to 36 hours following dosing and the absorption is not affected by food. These attributes give men and their partners more flexibility to choose the time that is right for intimacy. Two Lilly ICOS sponsored studies published in *Clinical Therapeutics* in November 2003 demonstrate that the majority of men who have experience with both Cialis and its leading competitor prefer Cialis.

HIGHLIGHTS

- Cialis® (tadalafil) approved and launched around the world[1]:
  - Rapid U.S. availability after approval
  - ICOS sales force for Cialis built and deployed
  - ICOS received $15 million milestone payment
  - Worldwide sales exceeded $200 million in 2003
  - Approximately two million patients treated
- Clinical research progressed with RTX™, IC485 and IC14.
- Readied one or two candidates for clinical entry in 2004.
- Expanded contract manufacturing customer base.
- Raised $279 million in convertible debt offering.
- Regained full development rights to LFA-1 antagonist program.
- Sold interest in ICOS-Texas Biotech LP for $10 million.

[1] Cialis® is being marketed by Lilly ICOS LLC in North America and Europe. Eli Lilly and Company has rights to market Cialis in other global markets.

As we launched our first product, we also continued to focus on building our company for the future and made other important advances:

Discovery research programs

During 2003, our early stage research programs were very productive. We ramped up our in-house chemistry capabilities which increased productivity in a highly cost effective manner.

Preclinical research programs

Throughout 2003, we saw excellent progress in our preclinical research programs. This effort has positioned us to advance one or two molecules into the clinic in 2004. The most advanced candidates include a potent oral LFA-1 antagonist for psoriasis, a phosphodiesterase inhibitor for an inflammatory disease, a cell cycle checkpoint modulator for cancer, and an oral modulator of B lymphocyte function for an autoimmune disease. Our research engine is poised to advance additional preclinical candidates into clinical trials on an ongoing basis in the future.

IC485

In December we began patient enrollment in a Phase 2 study of IC485 in patients with chronic obstructive pulmonary disease (COPD), a condition that leads to the progressive narrowing of the airways in the lung and a decrease in pulmonary airflow. According to

CIALIS®: 2003 SALES BY QUARTER

Dollars in millions


$100
75
50
25
Lilly ICOS
Lilly-only
Q1
Q2
Q3
Q4

DECEMBER 2003
CIALIS® MARKET SHARE

Share of unit sales in major markets in Europe[1]

France	33%
Germany	30%
Italy	27%
Spain	18%
U.K.	18%

[1]Inflow of tablets to pharmacy. Source: IMS Health. IMS MIDAS, Copyright 2003

the Centers for Disease Control and Prevention, a national survey suggests that COPD affects 24 million people in the United States alone and leads to approximately 119,000 deaths each year. As a result of limited treatment options, COPD is one of the few diseases for which average life expectancy in the U.S. has actually decreased in the past thirty years. We are evaluating the ability of IC485 to inhibit the inflammatory processes that lead to swelling and tissue damage in the airways of patients with COPD.

In addition to the important developments in our R&D pipeline, we substantially boosted the utilization of our capabilities as a contract manufacturer. The addition of Eli Lilly and Protein Design Labs, Inc. to our growing base of customers helped to increase our 2003 contract manufacturing revenue 43% compared with 2002. The expansion of our contract manufacturing customer base reflects the growing awareness of our expertise in biologics manufacturing and our strong operational capabilities to meet both our customers' and our internal needs.

ICOS is committed to discovering, developing and commercializing innovative therapies for diseases with significant unmet medical need. We also recognize that our ability to advance our pipeline and capitalize on growth opportunities within the biopharmaceutical industry is dependent on effective management of our financial resources. To provide additional liquidity and financial flexibility, in June 2003, we completed a private placement of 2% subordinated notes, which are convertible into ICOS common stock at $61.50 per share.



EXECUTIVE MANAGEMENT COMMITTEE:

Top row, left to right:
Michael A. Stein, Vice President and Chief Financial Officer; **Leonard M. Blum,** Vice President, Sales and Marketing; **David A. Goodkin,** Vice President, Development and Chief Medical Officer; **W. Michael Gallatin,** Vice President and Scientific Director.

Bottom row, left to right:
Gary L. Wilcox, Executive Vice President, Operations; **Clifford J. Stocks,** Vice President, Business Development; **Thomas P. St. John,** Vice President, Therapeutic Development; **Michele K.Yetman,** Vice President, Human Resources; **Paul N. Clark,** Chairman, President and Chief Executive Officer.

We intend to use the $270 million net proceeds to support our key objectives, which include:

• Aggressively growing the Cialis brand in North America and Europe as we fully implement our marketing and selling programs.

• Advancing additional internally developed compounds into clinical development.

• Seeking attractive opportunities to acquire rights to promising technologies, product candidates and additional development resources.

With the global launch of Cialis, ICOS has joined a select group of biopharmaceutical companies that have commercialized a new drug product. This success is a result of our expertise in research and development, our commitment to creating new therapies for important diseases, the contributions of our partner and, most of all, the dedication of our employees. The combination of strategy, discipline and commitment made 2003 the most successful year in ICOS' history. It also provides the foundation on which we will continue building your company.



PAUL N. CLARK
Chairman of the Board,
President and Chief Executive Officer

March 2004

ICOS 2003 THIS WAS A TRULY PIVOTAL YEAR FOR ICOS. WITH U.S. FOOD AND DRUG ADMINISTRATION APPROVAL AND THE INTERNATIONAL LAUNCH OF CIALIS®, OUR FIRST COMMERCIAL PRODUCT, 2003 MARKED THE BEGINNING OF A NEW ERA FOR OUR COMPANY. WE TAKE GREAT PRIDE IN OUR ACHIEVEMENTS TO DATE — AND SET OUR SIGHTS ON THE EXCITING OPPORTUNITIES THAT LIE AHEAD.

A GLOBAL REACH




FARMACIA

ICOS WORLDWIDE

In November 2003, the U.S. Food and Drug Administration granted approval for Cialis®, a new oral treatment for erectile dysfunction (ED). This followed the successful European Union launch of Cialis in February 2003. Currently available in over 50 countries throughout the world, including nine of the ten largest ED markets, Cialis has established a large and growing global presence.


IN MORE THAN 55
COUNTRIES WORLDWIDE,
CIALIS® IS HELPING MEN
WITH ED.



THE CLINICAL DISTINCTION


Because Cialis is effective for up to 36 hours, couples can relax and rediscover intimacy.


No food interaction means you can eat what you like, when you like.

ENABLING MILLIONS OF COUPLES TO RE-ENGAGE IN ROMANCE

Cialis® has been evaluated in approximately 100 clinical studies and in more than 10,000 subjects. With duration of up to 36 hours and absorption that is not diminished by food, Cialis offers men and their partners significant, real-world advantages — and the freedom to choose the right moment for intimacy.

CIALIS® PROFILE:

HIGHLY EFFECTIVE

WELL TOLERATED

DURATION UP TO 36 HOURS

NO FOOD INTERACTION



THE RESULTS

ACCELERATING MARKET SHARE




NDC 0002-4464-30
30 Tablets
Cialis
(tadalafil)
10mg
20mg
Rx only



TARGETING AND GROWING MAJOR NEW MARKETS

THE POWER OF DISCOVERY REALIZED

Through an aggressive strategy to build international brand recognition and capture market share, Cialis® has treated approximately two million men and generated over $200 million in sales in 2003. Cialis is making rapid advances into the large and growing erectile dysfunction (ED) marketplace, claiming over 30% market share in several national markets within one year of its introduction. An estimated 152 million men worldwide have ED, with less than 10% currently receiving treatment.

BUILDING ON TODAY'S SUCCESSES TO PURSUE THE TREMENDOUS POSSIBILITIES OF TOMORROW





	Cialis® (tadalafil)
PHASE 2 CLINICAL TRIAL	**IC485** for chronic obstructive pulmonary disease
PRECLINICAL	**Cell cycle checkpoint/DNA repair antagonists** for cancer
	LFA-1 antagonists for psoriasis
	Lipid and protein kinase inhibitors for inflammatory diseases
	Other phosphodiesterase inhibitors for multiple diseases
	Cell adhesion molecule antagonists for cardiovascular and inflammatory diseases
RESEARCH	**Chemokine receptor antagonists** for allergic inflammatory diseases
	Antibiotics for infectious diseases



THE FUTURE







THE PEOPLE BEHIND THE SCIENCE

[illegible] every achievement is the result of [illegible] together towards a common goal: to create [illegible] illness, and to improve the lives of millions of [illegible] and resources, a history of innovation and a [illegible] commitment to future discovery — and future excellence.



THE ICOS CULTURE

Kristin Ziegler

Jason Carstens

CORPORATE INFORMATION

Executive Officers and Directors

PAUL N. CLARK
Chairman of the Board of Directors, President, and Chief Executive Officer

GARY L. WILCOX, Ph.D.
Executive Vice President, Operations and Director

Executive Officers

LEONARD M. BLUM
Vice President, Sales and Marketing

W. MICHAEL GALLATIN, Ph.D.
Vice President and Scientific Director

DAVID A. GOODKIN, M.D., F.A.C.P.
Vice President, Development and Chief Medical Officer

THOMAS P. ST. JOHN, Ph.D.
Vice President, Therapeutic Development

MICHAEL A. STEIN
Vice President and Chief Financial Officer

CLIFFORD J. STOCKS
Vice President, Business Development

Directors

FRANK T. CARY[1]
Former Chairman and Chief Executive Officer, IBM Corporation

JAMES L. FERGUSON[1][2]
Former Chairman and Chief Executive Officer, General Foods

WILLIAM H. GATES III
Chairman and Chief Software Architect Microsoft Corporation

DAVID V. MILLIGAN, Ph.D.[1][3]
Former Senior Vice President and Chief Scientific Officer, Abbott Laboratories

ROBERT W. PANGIA[2][3]
Former Executive Vice President and Director of Investment Banking, PaineWebber Inc.

JACK W. SCHULER
Former President and Chief Operating Officer, Abbott Laboratories

WALTER B. WRISTON[2][3]
Former Chairman and Chief Executive Officer, Citicorp/Citibank, N.A.

(1) Member of the Compensation Committee of the Board
(2) Member of the Audit Committee of the Board
(3) Member of the Nominating Committee of the Board

Corporate Headquarters
22021 20th Avenue S.E.
Bothell, WA 98021
(425) 485-1900

Auditors
KPMG LLP
801 2nd Avenue
Suite 900
Seattle, WA 98104

General Counsel
John B. Kliewer
ICOS Corporation
22021 20th Avenue S.E.
Bothell, WA 98021
(425) 485-1900

Transfer Agent & Registrar
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
or
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645

TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354
Website: www.melloninvestor.com

Stockholder Inquiries
Lacy J. Fitzpatrick
Investor Relations
ICOS Corporation
22021 20th Avenue S.E.
Bothell, WA 98021
(425) 485-1900

Annual Meeting
May 14, 2004 at 9:30 a.m.
Benaroya Hall
Illsley Ball Nordstrom Recital Hall
200 University Street
Seattle, WA 98101

SEC Form 10-K
A copy of the annual report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by writing:

Investor Relations
ICOS Corporation
22021 20th Avenue S.E.
Bothell, WA 98021

Website
www.icos.com

ICOS®

Except for historical information contained herein, the matters discussed in this document are forward-looking statements that involve risks and uncertainties, including risks associated with product commercialization, research and clinical development, regulatory approvals, reliance on third party manufacturers, competition, intellectual property claims and litigation and other risks detailed in ICOS' latest Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission. Actual results and timelines may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this document. The company disclaims any intent or obligation to update forward-looking statements.

©2004 ICOS Corporation

ICOS®